Mail Stop 3561

June 10, 2010

Steven Nichols, CEO
K•Swiss Inc.
31248 Oak Crest Drive,
Westlake Village, CA 91361

> **Re:** **K•Swiss Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 18, 2010**
> **File No. 000-18490**

Dear Mr. Nichols:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K filed February 18, 2010

Consolidated Financial Statements
Notes to Consolidated Financial Statements

Note A – Summary of Significant Accounting Policies
15 – Selling, General and Administrative Expenses, page 53

1. We note that you record warehousing costs as a component of selling, general and administrative costs. In order to provide an investor with a better understanding of your expenses, in future Exchange Act filings please quantify purchasing, receiving, and warehousing costs that are not recorded within cost of goods sold.

Note D – Intangible Assets, page 56

2.   We note that you recorded a partial impairment charge related to the goodwill and intangible assets associated with your Palladium business as a result of deteriorating economic market conditions. In future Exchange Act filings, please revise your Critical Accounting Policies to provide information that will enable investors to assess the probability of an additional impairment charge related to your Palladium business. Please provide us your planned future disclosure which should describe the assumptions used to determine the fair value of the intangible assets and goodwill along with a discussion of the degree of uncertainty associated with these assumptions and a description of events that could adversely affect these assumptions.

Note L – Stockholders' Equity, page 65

3.   We note that the exercise prices of outstanding stock options were modified in separate actions approved by your Board of Directors in March 2008 and November 2008. It appears that these modifications resulted in incremental compensation expense, but it is not clear how this additional expense was recognized. Please tell us how you are recognizing this incremental compensation expense (e.g. ratably over the remaining service period) and cite the relevant guidance used to support your accounting treatment. Refer to FASB ASC 718-20-35.

Exhibits, page 79

4.   We note on pages 35-36 and 59-61 of your annual report, you describe a variety of credit agreements (including those with Palladium), but only your $10 million credit agreement with Bank of America is filed as an exhibit. Please file all material credit agreements as required by Item 601(b)(10), or advise us why these agreements are not required to be filed.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at (202) 551-3774 or Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin S. Kim at (202) 551-3297 or David Link, Senior Counsel, at (202) 551-3356, with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: George Powlick, CFO
Fax: (818) 706-5397